Exhibit 99.1

RED OAK PARTNERS, LLC

150 E Palmetto Park Road, Suite 800
Boca Raton, FL 33432

July 12, 2018

BY OVERNIGHT DELIVERY AND E-MAIL

Educational Development Corporation

5402 S 122nd E Ave

Tulsa, OK 74146

Attn:	Dan O’Keefe Chief Financial Officer and Corporate Secretary

Re:	Demand for Inspection of Books and Records of Educational Development Corporation Pursuant to 8 Del. C. §220

Dear Mr. O’Keefe:

Red Oak Partners, LLC (“Red Oak”), is a beneficial owner of common stock of Educational Development Corporation, (the “Company”). Attached to this letter as Exhibit A is a copy of Red Oak’s Schedule 13D/A filed with the Securities and Exchange Commission (the “SEC”) on July 10, 2018, reflecting proof of Red Oak’s beneficial ownership of the Company’s common stock.

For the reasons set forth below, Red Oak hereby demands inspection pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”), and requests that the Company immediately make available for inspection and copying the books and records (the “Books and Records”) of the Company described in the Appendix to this demand.1 The purpose of this demand is to gather information regarding potential mismanagement and/or wrongdoing by the Company’s management and/or any member(s) or committee(s) of its Board of Directors (the “Board”).

The information provided by the Company will serve the purpose of assisting Red Oak in: (1) investigating whether mismanagement or wrongdoing has occurred in connection with the Compensation Committee’s review of the proposed 2019 long term incentive stock plan (the “Incentive Plan”) and recommendation that the Board adopt the Incentive Plan, the Board’s subsequent deliberations and adoption of the Incentive Plan and recommendation that shareholders approve the Incentive Plan at the Company’s 2018 annual meeting of shareholders (the “Annual Meeting”); (2) further assessing the degree of change that it believes is required for the Company; and (3) determining whether it needs to take any additional affirmative remedial steps before the Annual Meeting.

1 For the purposes of this letter, the term “Books and Records” means all documents and other nonverbal methods of information storage of any nature whatsoever referring or related to the listed topic, including, but not limited to, memoranda, board minutes, telephone records, diaries, data compilations, emails and other correspondence authored by or received by any of the Company’s directors, officers, or other employees.

Please advise as promptly as practicable where and when the items demanded herein will be made available. Due to the short time remaining until the upcoming Annual Meeting scheduled for July 24, 2018, if the Company has not responded within five (5) business days of the date of this demand, Red Oak will assume that the Company does not intend to comply. Red Oak reserves all rights as a shareholder of the Company available under applicable law to enforce this demand, including the commencement of litigation in the Delaware Court of Chancery.

Background

Based on discussions with management, information provided in the Company’s public filings and other publicly available information, Red Oak has concerns that management and the Board may have failed to act in the best interests of shareholders in connection with the surreptitious and abrupt announcement of its proposal of the Incentive Plan for approval by shareholders at the Annual Meeting, which we believe is completely misaligned with the best interests of shareholders because it provides excessive compensation to a select group of Company executives including Craig White, Vice President Information Technology and son of the Company’s Chairman and CEO Randall White.

Red Oak has been a long-term shareholder in the Company and has stressed the importance of good corporate governance and best practices to Randall White numerous times throughout his long tenure as Chairman and CEO over the last few years. There are several areas in which the Board has demonstrated inadequate oversight and potential mismanagement or wrongdoing that warrant further inquiry from shareholders, including the Company’s proposed adoption of a self-serving and misaligned Incentive Plan, information technology failures, insufficient controls over financing processes, evaluation of financial results and publicly issued guidance, and stale Board composition and corporate governance practices.

A.	Incentive Plan

The Incentive Plan is flawed in many ways.  To begin with, the first annual Net Revenue target of $100 million is more than 10% below the Net Revenue reported in fiscal year 2018 and more than 30% lower than the Company’s publicly guided Net Revenue given throughout 2016 – in other words, the Board is proposing to pay executives for significantly underperforming on revenues not only vs. the prior year but vs. where management believed the business would be years ago.  The Board is proposing that executives be paid this excessive compensation starting at a pre-tax profit percentage of 3%, which is less than half of the 7% margin achieved in 2018 and well below any margin guidance provided by the Company.  Per the Board's proposed compensation plan, management can lose money in a given year yet receive this significant equity compensation if they achieve the minimum 3% margin the following year.  Further, management can generate the same pre-tax profit in aggregate over the next three years as it did in 2018 (i.e., average a 65%+ decline in profit for the next three years) yet earn over $3 million in equity.  Although Randall White informed Red Oak that the Board engaged an outside consultant to assist in the development of the plan, Red Oak calls into question how this plan could possibly be based on credible comparable analysis or best practices for executive compensation.

B.	Information Technology

While the Company achieved significant revenue growth from 2015 to 2017, there was misallocation of capital and failed implementation on the information technology side that caused both operational and sales disruption and a financing issue which caused operational disruption and management distraction, both of which could have been avoided with proper Board oversight and involvement.  Instead, management caused a fracture in one of the key assets of the Company, its external sales force, which is still being blamed for both the poor revenue growth and financial performance in 2018.

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Red Oak is concerned about the decision-making process, particularly as it concerns the direct-sales order system and seeks to understand whether or not proper due diligence was done regarding the software needed, the vendors that were selected and whether the Board reviewed the capital costs which Red Oak believes approached $1 million in cash costs. Red Oak also seeks to understand the process of taking the impairment charge of $1.1 million. This poor performance continues to be reflected in the compensation proposal under which a deterioration in profits – even in the absence of reasonable growth – will reward management at levels many fold higher than they have ever earned before.

C.	Financing

Randall White previously informed Red Oak that he was unaware of the prepayment penalty arising out of loan agreements and amendments negotiated between the Company and MidFirst Bank. We believe this amounts to flagrant misfeasance and a failure in internal controls on the part of the Audit Committee regarding its key responsibility to carefully review the Company’s financial statements and demand management accountability for understanding the material terms and conditions of the Company’s financing arrangements and proposed agreements. Red Oak seeks to understand who is reviewing the financing documents of the Company.

D.	Financial Results and Guidance

Financial management and Board oversight appears lacking with respect to budgeting and guidance, particularly in light of recent revenue and margin targets being set below previous guidance and actual results. For this reason, Red Oak seeks to understand whether the Company’s internal growth expectations differ from what management and the Board is publicly disclosing and representing to shareholders. Red Oak therefore seeks Board and Audit Committee materials, including meeting minutes, related to the Company’s recent financial guidance, decision making and processes surrounding the issuance and discontinued issuance of guidance and revisions to previously issued guidance. Additional relevant information includes internal discussions of financial results, comparison of actual versus expected financial results, sales plans, cost containment initiatives and capital investment projects.

E.	Board Composition and Governance

The Board's apparent indifference to shareholders’ interests may very well be owing to the fact that apart from Randall White and his son Craig White, the Board and management have very little, if any, of their own "skin in the game" at the Company.  There is little to no economic alignment between shareholders and the independent directors despite their significant Board tenure, and three out of four of the incumbent directors are well past generally acceptable age limits for public company independent directors.  Red Oak believes this has resulted in stale skillsets and perspectives, and questionable objectivity and independence from the similarly long-tenured Chairman and CEO.

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The Company does not impose any term or age limit on directors serving on the Board. The average age of the independent directors is 75.5 years, average tenure is 14 years, and two directors own zero stock while the other two independents collectively own a trifling 0.7% of the outstanding shares. The Chairman and CEO roles have not been separated despite this being considered best practice in corporate governance, with Randall White serving in both capacities for over twenty years.  This reflects the staleness of the Company’s corporate governance in failing to follow the example of other effective public companies. In addition, Randall White’s son Craig White serves as Vice President Information Technology, a top four executive function at the Company, giving rise to a clear conflict of interest in the Board’s objective assessment of his compensation and performance.  It appears that the Board provides little oversight and has let Randall White operate the business as he sees fit, which Red Oak believes has contributed to various operational and financial missteps over the last few years.

In addition, Red Oak believes that the inaccurate disclosures and misleading omissions in the Company’s 2018 definitive proxy statement (the “Proxy Statement”) regarding Security Ownership Of Certain Beneficial Owners And Management held by custodians and record holders demonstrates that the Board has failed to exercise proper oversight in matters of fundamental public company reporting. It appears that the share ownership table in the Proxy Statement contains inaccurate and misleading information and key omissions.  First, the three entities listed as owning five percent or more of the Company’s shares of outstanding common stock do not in fact own the shares but instead have custody over the shares.  Other public companies do not list custodians as shareholders as such information does not provide meaningful disclosure to shareholders since a limited number of custodians hold most shares of public company common stock on behalf of investors.  Red Oak believes that the Company’s management team reviewed DRS or record holder statements and misconstrued the listed holders to be actual owners of the stock, which would be an example of the combined lack of public company knowledge across the Board and current management team.  To compound this error, the Proxy Statement fails to include Red Oak's ownership despite Red Oak being listed in the Company’s 2017 definitive proxy statement and the Company’s awareness of Red Oak’s ownership.

Red Oak believes that as a result of the Board’s recent actions and current corporate governance practices, there may exist claims for breach of fiduciary duties against certain executive officers and directors whose manipulation of information and selective disclosure do not appear to have been undertaken with the best interests of the Company’s shareholders in mind. Red Oak further questions the role of Randall White in certain of these material decisions and whether such decisions were made in the best interests of all shareholders.

Given the Board’s lack of engagement with us, the Company’s largest outside shareholder, and the absence of any recent Board refreshment or meaningful enhancement of corporate governance practices, Red Oak seeks to review the Company’s books and records for any communications and information regarding the current Board composition and discussions around the identification, selection and nomination of new members and the retirement, resignation, removal or termination of existing Board members. In addition, we are seeking information related to the hiring process and compensation decisions related to the Company’s CFO, Vice President Information Technology and the Vice President of Sales.

Proper Purpose

The purposes of the demand for inspection are to allow Red Oak to:

1.	Analyze Board processes, including any Board committee processes, relating to the Incentive Plan to determine whether there were failures in Board or Board committee oversight in connection with the Incentive Plan, as well as any material deficiencies and/or mismanagement with respect to understanding the Company’s financial condition and industry best practices for executive compensation in connection with the Incentive Plan;
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2.	Determine whether members of the Company’s management team and/or Board and its committees engaged in proper due diligence leading up to the recommendation of the Incentive Plan for approval by shareholders at the Annual Meeting and whether such Incentive Plan was conceived and approved in accordance with industry best practices, comparative analyses conducted by an independent compensation consultant with subject matter expertise in executive compensation incentive plans, the Company’s internal governance procedures and with the best interests of shareholders in mind;
3.	Analyze Board processes, including any Board committee processes, relating to the Incentive Plan to determine whether the Company and its managers engaged in a legitimate, good faith process consistent with their fiduciary duties or if the recommendation that shareholders approve the Incentive Plan at the Annual Meeting was made without adequate due diligence and Board oversight;
4.	Determine if any other actions or recourse should be pursued if the Incentive Plan was pursued for improper motives such as favoring certain executives;
5.	Analyze Board processes, including any Board committee processes, to determine whether there were failures in Board or Board committee oversight in connection with the Company’s integrated direct-sales order system, as well as any material deficiencies and/or mismanagement with respect to the implementation and discontinuance of the integrated direct-sales order system;
6.	Determine whether members of the Company’s management team and/or Board and its committees engaged in proper due diligence leading up to the implementation and discontinuance of the integrated direct-sales order system and whether such integrated direct-sales order system was conceived, approved and written-off in accordance with the appropriate vendor selection processes, software requirements and review of capital costs and the impairment charge;
7.	Analyze Board processes, including any Board committee processes, relating to the decision making process around issuing guidance, changing guidance and discontinuing the practice of issuing guidance, as well as any material deficiencies and/or mismanagement with respect to financial projections, valuations, and forecasts concerning the Company’s growth expectations;
8.	Determine whether members of the Company’s management team and/or Board and its committees engaged in proper due diligence leading up to the public issuance of guidance and whether such guidance and the processes underlying such guidance were based upon adequate internal discussion of financial results, financial projections, comparison of actual versus expected financial results, sales plans, cost containment initiatives and capital investment projects;
9.	Determine whether members of the Company’s management team and/or Board engaged in wrongdoing by misleading Red Oak and other shareholders with respect to material omissions in the Company’s proxy statement filed with the SEC on June 21, 2018;
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10.	Determine whether members of the Company’s management team and Board are fit to continue serving as directors and officers of the Company in light of the issues set forth herein; and
11.	Depending on the Company’s responses and Red Oak’s assessment of the foregoing, to determine the degree of change that it believes is required by the Company, including with respect to Board composition.

According to 8 Del. C. § 220(b)(2), a “proper purpose” shall mean a purpose reasonably related to such person’s interest as a stockholder. Under Delaware law, it is well established that a stockholder’s “desire to investigate wrongdoing or mismanagement is a ‘proper purpose’” for a books and records demand. Seinfeld v. Verizon Commc’n Inc., 909 A.2d 117, 121 (Del. 2006) (citing Nodana Petroleum Corp. v. State ex rel. Brennan, 123 A.2d 243, 246 (Del. 1956)). Investigating mismanagement is proper “because where the allegations of mismanagement prove meritorious, investigation furthers the interest of all stockholders and should increase stockholder return.” Id. (citing Saito v. McKesson HBOC, Inc., 806 A.2d 113, 115 (Del. 2002)); see also City of Westland Police & Fire Ret. Sys. V. Axcelis Techs., Inc., 1 A.3d 281, 289 n. 30, (“proper purpose” includes “to discuss corporate finances and management’s inadequacies, and then, depending on the responses, determine stockholder sentiment for either a change in management,” “to communicate with other shareholders in order to effectuate changes in management policies,” and “to determine an individual’s suitability to serve as a director” (citation omitted)).

Stockholders may use information about corporate mismanagement or wrongdoing in several ways. For example, they may “seek an audience with the board [or directors] to discuss proposed reform or, failing in that, they may prepare a stockholder resolution for the next annual meeting, or mount a proxy fight to elect new directors.” Seinfeld, 909 A.2d at 119-20 (quoting Saito, 806 A.2d at 117). In the event certain directors or others did not properly discharge their fiduciary duties, stockholders may also consider whether to bring a derivative action against member(s) of the Board or management.  See, e.g., Litt v. Wycoff, 2003 WL 1794724, at *7 (Del. Ch. Mar. 28, 2003) (“[P]laintiffs are encouraged to invoke 8 Del. C. § 220 in order to establish whether the records of the corporation support or refute the suspicion of wrongdoing prior to filing a derivative action.”). These possible courses of action fall well within a stockholder’s rights under Delaware law, and thus gathering information for this purpose is proper.

Books and Records Sought

Red Oak hereby demands the right to inspect and copy the Books and Records of the Company described in the Appendix, as they are reasonably related to Red Oak’s interest in the Company and suspected lack of oversight by the Board.

Red Oak demands that: (1) originals or attested copies of the documents and records described in the Appendix be made available for inspection and copying by Red Oak, its designated representatives, or its attorneys or agents during usual business hours, beginning no later than five business days after the Company receives this letter, and continuing from day to day thereafter during usual business hours until the inspection is completed, or (2) the Company deliver copies of such records, within five business days after receipt of this letter, to the attention of Red Oak’s counsel, Andrew Freedman, Esq. and Mohammad Malik, Esq. of the law firm Olshan Frome Wolosky LLP. Please advise Mr. Freedman, at (212) 451-2250, or Mr. Malik, at (212) 451-2242 as promptly as practicable within the requisite timeframe, when the items requested above will be made available to Red Oak.

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If any responsive materials have been redacted on the basis of privilege, please identify such materials and the nature of the privilege asserted. In addition, please certify that all books and records responsive to Red Oak’s demand have been produced or identify which responsive books and records have not been produced and the reasons why there were withheld.

This notice complies in all respects with applicable law. If, however, the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify Red Oak immediately in writing, with a copy to Mr. Freedman and Mr. Malik, facsimile (212) 451-2222, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Red Oak will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL. Red Oak reserves the right to withdraw or modify this demand at any time.

I hereby affirm that the purposes for the demanded inspection as set forth above constitute a true and accurate statement of the reasons Red Oak desires to review the demanded Books and Records, and that such demand is made in good faith. These purposes are proper and reasonably related to Red Oak’s interest as a stockholder of the Company.

Sincerely,

RED OAK PARTNERS, LLC

By:	/s/ Anthony Snow
	Name:	Anthony Snow
	Title:	Managing Director

Enclosures.

cc:	Andrew Freedman, Esq., Olshan Frome Wolosky LLP Mohammad Malik, Esq., Olshan Frome Wolosky LLP

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Appendix

Books and Records Demands

The demanded inspection includes all Books and Records within the Company’s possession, custody, or control for the period April 1, 2016 through the present, unless otherwise indicated:

Incentive Plan

1.	Board Materials, including materials from the Board’s Compensation Committee and any other Board committees, referring or relating to the Incentive Plan[2];
2.	All communications concerning the processes followed, and approvals secured, in connection with the Incentive Plan;
3.	All documents that were provided to or received from any member of the Company’s Board, including Board Materials, concerning the retention of and work performed by any outside consultants, advisors or analysts and discussions related to target performance metrics in connection with the Incentive Plan and the Board’s process leading up to the engagement of any outside consultants, advisors or analysts in connection with the Incentive Plan;
4.	A copy of the engagement letter or any other similar document and any amendments thereto, referring to the Company’s engagement of any compensation consultant, advisor or analyst in connection with the Incentive Plan;
5.	All documents produced to any other stockholder in response to a demand pursuant to Section 220 of the DGCL for books and records referring or relating to the Incentive Plan.

Information Technology

6.	All Board Materials, including materials from the Board’s Audit Committee and any other Board committees, relating to the integrated direct-sales order system;
7.	All communications concerning the processes followed, and approvals secured, in connection with the integrated direct-sales order system, including the diligence performed, vendor selection process, software requirements, anticipated capital expenditures, write-off of the integrated direct-sales order system and the impairment charge;

Financing

8.	All documents, including Board Materials, referring or relating to the loan agreements and amendments negotiated with MidFirst Bank;
9.	All communications concerning the processes followed and approvals received in connection with the loan agreements and amendments negotiated with MidFirst Bank;

2 The term “Board Materials” means all documents or financial analyses concerning, related to, provided at, considered at, discussed at, or prepared or disseminated in connection with any meeting of the Company’s board of directors or any regular or specially created committee thereof, including all presentations, board packages, recordings, agendas, summaries, memoranda, transcripts, notes, emails, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, summaries of meetings, or resolutions.

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Financial Results and Guidance

10.	All documents, including Board Materials, regarding any and all guidance given, including the decision making process around issuing guidance, changing guidance and discontinuing the practice of issuing guidance;
11.	All documents, including Board Materials, regarding the discussion of financial results, financial projections, comparison of actual versus expected results, sales plans, cost containment initiatives and capital investment projects;
12.	All financial projections, valuations and forecasts concerning the Company’s growth expectations prepared by or for the Board, any committee of the Board, or any financial advisor of the Board or any committee of the Board, including Board Materials from April 1, 2015 to the present;

Board Composition and Governance

13.	All documents, including Board Materials, referring or relating to the nominating process, including any communications and information regarding the current Board and any discussion around new potential members; and
14.	All documents, including Board Materials, referring or relating to the hiring process and compensation of the CFO, the Vice President Information Technology and the Vice President of Sales.

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EXHIBIT A

See Schedule 13D/A filed on July 10, 2018

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AFFIDAVIT

State of Florida             )
                                        ) ss:
County of Palm Beach )

Anthony Snow, being sworn, states under oath: I executed the foregoing letter, and the information and facts stated therein regarding Red Oak Partners, LLC’s ownership and the purpose of this demand for inspection are true and correct. Such inspection is reasonably related to Red Oak Partners, LLC’s interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of Educational Development Corporation.

/s/ Anthony Snow
Anthony Snow

Subscribed and sworn to before me
this ____ day of July, 2018.

___________________________
Notary Public

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